PROSPECTUS / AUGUST 28, 2009

Legg Mason Partners
All Cap Fund

Class	Ticker Symbols
A	SPAAX
B	SPBBX
C	SPBLX
FI
R
R1
I	LACIX
1

The Securities and Exchange Commission has not approved or disapproved these securities or determined whether this Prospectus is accurate or complete. Any statement to the contrary is a crime.

INVESTMENT PRODUCTS: NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE

Investment objective

The fund seeks long-term capital growth.

Fees and expenses of the fund

The table below describes the fees and expenses that you may pay if you buy and hold shares of the fund.

You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $25,000 in funds sold by Legg Mason Investor Services, LLC (“LMIS”), the fund’s distributor. More information about these and other discounts is available from your financial intermediary, in this Prospectus on page 24 under the heading “Sales charges” and in the fund’s statement of additional information (“SAI”) on page 47 under the heading “Sales Charge Waivers and Reductions.”

Class 1 shares of the fund are not available for purchase or incoming exchanges.

SHAREHOLDER FEES
(PAID DIRECTLY FROM YOUR INVESTMENT)	CLASS A	CLASS B	CLASS C	CLASS FI	CLASS R	CLASS R1	CLASS I	CLASS 1
Maximum sales charge (load) imposed on purchases (as a % of offering price)	5.75%	None	None	None	None	None	None	n/a
Maximum deferred sales charge (load) (as a % of the lower of net asset value at purchase or redemption)	Generally, None	5.00%	1.00%	None	None	None	None	None

6	Legg Mason Partners Funds

ANNUAL FUND OPERATING EXPENSES
(EXPENSES THAT YOU PAY EACH YEAR AS A PERCENTAGE OF THE VALUE OF YOUR INVESTMENT)	CLASS A	CLASS B	CLASS C	CLASS FI	CLASS R	CLASS R1	CLASS I	CLASS 1
Management fee	0.70%	0.70%	0.70%	0.70%	0.70%	0.70%	0.70%	0.70%
Distribution and service (12b-1) fees	0.25%	1.00%	1.00%	0.25%	0.50%	1.00%	None	None
Other expenses	0.59%	0.55%	0.16%	0.53%[1]	0.53%[1]	0.58%[1]	0.33%	0.46%
Total annual fund operating expenses	1.54%	2.25%	1.86%	1.48%	1.73%	2.28%	1.03%	1.16%[2]

[1]

“Other expenses” of Class I have been estimated. “Other expenses” for Class FI, Class R and Class R1 shares have been estimated because no Class FI, Class R or Class R1 shares were outstanding during the fund’s last fiscal year.

[2]

The manager has agreed to waive fees and/or reimburse operating expenses (other than interest, brokerage, taxes and extraordinary expenses), subject to recapture as described below. As a result, total annual operating expenses for Class 1 shares are expected to be 0.25% lower than total annual operating expenses for Class A shares. This arrangement is expected to continue at least until August 31, 2010, may be changed or terminated prior to that date only by agreement of the manager and the Board, and may be changed or terminated at any time after that date by the manager. The manager is permitted to recapture amounts waived or reimbursed to the fund during the same fiscal year if the fund’s total annual operating expenses have fallen to a level below the limit described above. In no case will the manager recapture any amount that would result, on any particular business day of the fund, in the fund’s total annual operating expenses exceeding this limit.

Example:

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. The example assumes:

•	You invest $10,000 in the fund for the time periods indicated

•	Your investment has a 5% return each year and the fund’s operating expenses remain the same

•	You reinvest all distributions and dividends without a sales charge

Legg Mason Partners All Cap Fund	7

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 YEAR	3 YEARS	5 YEARS	10 YEARS
Class A (with or without redemption)	$723	$1,034	$1,367	$2,305
Class B (redemption at end of period)	$728	$1,003	$1,304	$2,405
Class B (no redemption)	$228	$703	$1,204	$2,405
Class C (redemption at end of period)	$289	$585	$1,006	$2,181
Class C (no redemption)	$189	$585	$1,006	$2,181
Class FI (with or without redemption)	$151	$468	$808	$1,769
Class R (with or without redemption)	$176	$546	$940	$2,042
Class R1 (with or without redemption)	$231	$712	$1,219	$2,613
Class I (with or without redemption)	$105	$328	$569	$1,260
Class 1 (with or without redemption)	$118	$368	$637	$1,408

Portfolio turnover

The fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover may indicate higher transaction costs and may result in higher taxes when shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the fund’s performance. During the most recent fiscal year, the fund’s portfolio turnover rate was 59% of the average value of its portfolio.

Principal investment strategies

The fund invests primarily in equity securities that, in the portfolio managers’ opinion, offer the potential for capital growth. The fund may invest in issuers of any size, allowing the portfolio managers flexibility to identify investment opportunities that are expected to help the fund achieve its investment objective.

The portfolio managers follow an intrinsic value discipline in selecting securities, which means that the portfolio managers seek to purchase securities trading at large discounts to their assessment of the companies’ estimated value. The portfolio managers determine intrinsic value by measuring the company’s value on such factors as the discounted value of its projected

8	Legg Mason Partners Funds